FILE NO. 82-3907

Flughafen Wien AG SUPPL

Open For New Horizons. VIE Vienna International Airport

17 A 9:25

Vienna International Airport: 21.8% increase in passengers during November
Strong development of travel to Eastern Europe: plus 34.4 %

Vienna International Airport recorded excellent traffic growth during November, with a year-on-year increase of 21.8% in the number of passengers to 1,536,801. Flight movements rose by 15% and maximum take-off weight (MTOW) by 17.5%. Transfers were 4.8% higher, and the number of local passengers increased 30.5% to 1,087,748.

The positive trend in passenger traffic (scheduled + charter flights) to Eastern Europe and the Middle East continued with growth of 34.4% and 31.8%, respectively.

During the period from January to November 2007, the number of passengers handled by Vienna International Airport rose by 10.9% to a total of 17,305,515 and transfers increased 5.8%. Growth was also recorded in maximum take-off weight with +7.9%, flight movements with +6.7% and cargo turnover with +2.3%.

Results in Detail

	November 2007	Change in %	January to November 2007	Change in %
Passengers:	1,536,801	+21.8	17,305,515	+10.9
Transfer passengers:	446,654	+4.8	5,577,128	+5.8
Maximum take-off weight (in tonnes):	632,692	+17.5	6,738,417	+7.9
Flight movements (arrival + departure):	21,915	+15.0	233,936	+6.7
Cargo in tonnes (air cargo and trucking):	25,457	+5.9	249,543	+2.3

For additional information contact: Group Communications Flughafen Wien AG

Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000

m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com
Homepage: www.viennaairport.com

07028650

2007 DEC 17 A 9:25

53/07 .... KA/EK .... 13. Dezember 2007

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